Exhibit 1
ISS RECOMMENDS THAT INTER-TEL STOCKHOLDERS VOTE AGAINST THE
MIHAYLO RESOLUTION ON THE COMPANY’S WHITE PROXY CARD
States “No Compelling Evidence That A Sale of the Company is Necessary at this Time”
TEMPE, Ariz., October 12, 2006 — Inter-Tel (Delaware), Incorporated (Nasdaq: INTL) today announced that Institutional Shareholder Services (ISS), one of the nation’s leading independent proxy advisors, recommended that Inter-Tel stockholders vote AGAINST the resolution proposed by Steven G. Mihaylo at the October 24, 2006 Special Meeting of Stockholders. ISS’s voting analyses are relied upon by hundreds of major institutional investors, mutual funds, pension plans and other fiduciaries.
In its October 12, 2006 report, ISS stated:
“We believe that the Mihaylo Group’s proposal is not in shareholders’ best interests. The company has commenced a process whereby it, with the assistance of its advisor, will explore alternatives to maximize shareholder value. We believe that this process should be allowed to run its course. The Mihaylo resolution would have the board sidestep this process and act with undue haste, and given the absence of competing bids, would likely cause Mihaylo Group to be the de facto winner of any auction process. Further, the Mihaylo offer, while higher than current market prices, is low relative to the company’s historical prices....”*
ISS noted that:
“[T]he company has a new management team, a new strategic plan, and a major product release planned before the end of 2006. Moreover, the company has experienced revenue growth for each of the last two years and is both profitable and debt-free. As such, we see no compelling evidence that a sale of the company is necessary at this time.”*
*Permission to use quotations neither sought nor obtained.
“We are pleased that ISS has recommended that Inter-Tel stockholders vote AGAINST the Mihaylo Resolution,” said Alex Capello, Inter-Tel’s Chairman. “We believe that the Mihaylo Resolution is nothing more than a mechanism by which Mr. Mihaylo can force the Company to sell itself as soon as possible at prices that the Special Committee of the Board of Directors, working with its financial and legal advisors, has determined do not adequately reflect the Company’s intrinsic value. A ‘fire sale’ process would unfairly allow Mr. Mihaylo to reap the benefits of Inter-Tel’s substantial recent investment in new products, while preventing other stockholders from sharing in the value creation expected to result from the continued implementation of the Company’s strategic plan.”
Mr. Capello added, “ISS clearly recognizes that Inter-Tel has a strategic plan in place and a capable management team to execute that plan. We also have implemented a strategic review process designed to maximize stockholder value. There is simply no reason for stockholders to support Mr. Mihaylo’s resolution.”

Exhibit 1
The Special Committee urges all stockholders to protect their investment and vote AGAINST the Mihaylo Resolution on the WHITE proxy card today. Stockholders with questions or who need assistance in voting their shares may call the Company’s proxy solicitor, Innisfree M&A Incorporated, toll-free at 888-750-5834 (banks and brokers may call collect at 212-750-5833).
About Inter-Tel (Delaware), Incorporated
Inter-Tel (Nasdaq: INTL) offers value-driven communications products; applications utilizing networks and server-based communications software; and a wide range of managed services that include voice and data network design, traffic provisioning, and financial solutions packages. An industry-leading provider focused on the communication needs of business enterprises, Inter-Tel employs approximately 1,900 communications professionals, and services business customers through a network of 58 company-owned, direct sales offices and approximately 350 authorized providers in North America, the United Kingdom, Ireland, Australia and South Africa. More information is available at www.inter-tel.com.
This press release contains forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. These include statements concerning the anticipated impact on stockholder value of the Company’s strategic plan, the ability of management to execute the Company’s strategy and adapt to changes in the industry, the Company’s review of all strategic alternatives to maximize stockholder value, and the effect of the Mihaylo Resolution and the actions of its sponsors and others. Such statements are based on current assumptions that involve risks and uncertainties which could cause the actual results, performance, or achievements of the Company to be materially different from those described in such statements, including, market acceptance of new and existing products, software and services; dependence on continued new product development; product defects; timely and successful hiring and retention of employees; retention of existing dealers and customers; industry, competitive and technological changes; general market and economic conditions; the composition, product and channel mixes, timing and size of orders from and shipments to major customers; price and product competition; and availability of inventory from vendors and suppliers. For a further list and description of such risks and uncertainties, please see the risks factors contained in the Company’s Form 10-K, as amended on Form 10-K/A, each as filed with the SEC, other subsequently filed current and periodic reports, and the Company’s most recent Form 10-Q dated August 9, 2006. Inter-Tel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Media:
Steve Frankel / Jeremy Jacobs
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
Investors:
Alan Miller / Jennifer Shotwell
Innisfree M&A Incorporated
212-750-5833
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